UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 3

FX ALLIANCE INC.
(Name of Subject Company)

CB TRANSACTION CORP.
THOMCORP HOLDINGS INC.
THOMSON REUTERS CORPORATION
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

361202104
(CUSIP Number of Class of Securities)

Deirdre Stanley
Executive Vice President and General Counsel
Thomson Reuters Corporation
3 Times Square
New York, NY 10036
(646) 232-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David N. Shine, Esq.
Tiffany Pollard, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Phone: (212) 859-8000
Fax: (212) 859-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$679,000,373.00	$77,813.45

*
Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $22.00 cash per share (i) all 28,419,880 outstanding shares of common stock, par value $0.0001 per share, of FX Alliance Inc.; (ii) all 24,061 shares of restricted common stock, par value $0.0001 per share, of FX Alliance Inc.; and (iii) 5,047,850 shares of common stock, par value $0.0001 per share, of FX Alliance Inc., issuable pursuant to outstanding options with an exercise price less than $22.00 per share, which is calculated by multiplying the number of shares underlying an outstanding option with an exercise price less than $22.00 by an amount equal to $22.00 minus the exercise price for such option, in each case as of June 30, 2012, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001146.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$77,813.45	Filing Party:	CB Transaction Corp., Thomcorp Holdings Inc. and Thomson Reuters Corporation
Form or Registration No.:	Schedule TO	Date Filed:	July 18, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐           issuer tender offer subject to Rule 13e-4.

☐           going-private transaction subject to Rule 13e-3.

☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 1, 2012, amends and supplements the Tender Offer Statement on Schedule TO filed on July 18, 2012 (as amended and supplemented from time to time, the “Schedule TO”), relating to the offer by Offeror (as defined below) to purchase all of the outstanding shares of common stock, par value $0.0001 per share (each a “Share” and collectively, the “Shares”), of FX Alliance Inc., a Delaware corporation (“FX”), at a purchase price of $22.00 per Share, net to the seller in cash, without interest and less taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by CB Transaction Corp., a Delaware corporation (“Offeror”), Thomcorp Holdings Inc., a Delaware corporation (“Thomcorp”), and Thomson Reuters Corporation (“Thomson Reuters”), on July 18, 2012, as amended by this Amendment No. 3 and the Solicitation/Recommendation Statement on Schedule 14D−9 filed with the SEC by FX on July 18, 2012, as amended or supplemented from time to time, contain important information about the Offer, all of which should be read carefully by FX stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of July 8, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Thomcorp, Offeror, FX and, solely with respect to Section 9.13 of the Merger Agreement, Thomson Reuters.

Documentation relating to the Offer has been mailed to FX stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to Georgeson Inc., the Information Agent for the Offer, at 199 Water Street, 26th Floor, New York, NY 10038, or by calling toll-free at (866) 277-8239.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Item 12.    EXHIBITS

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit Number	Document

(a)(5)(L)	Excerpt of Press Release announcing second-quarter 2012 earnings results, dated July 31, 2012, issued by Thomson Reuters.

(a)(5)(M)	Excerpt of presentation slides, dated July 31, 2012, regarding the second-quarter 2012 earnings release of Thomson Reuters.

(a)(5)(N)	Excerpt of presentation transcript of conference call held by Thomson Reuters on July 31, 2012, regarding the second-quarter 2012 earnings release of Thomson Reuters.

[Remainder of the page is intentionally left blank]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2012	CB TRANSACTION CORP.
	By:	/s/Priscilla C. Hughes
		Name:	Priscilla C. Hughes
		Title:	Vice President and Secretary
Dated: August 1, 2012	THOMCORP HOLDINGS INC.
	By:	/s/Priscilla C. Hughes
		Name:	Priscilla C. Hughes
		Title:	Vice President and Assistant Secretary
Dated: August 1, 2012	THOMSON REUTERS CORPORATION
	By:	/s/Marc E. Gold
		Name:	Marc E. Gold
		Title:	Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Document
(a)(1)(A)	Offer to Purchase, dated July 18, 2012.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on July 18, 2012.*
(a)(5)(A)	Joint Press Release, dated July 9, 2012, issued by Thomson Reuters and FX (incorporated by reference to the Schedule TO-C filed by Offeror, Thomcorp and Thomson Reuters with the SEC on July 9, 2012).*
(a)(5)(B)	Press Release, dated July 18, 2012, issued by Thomson Reuters.*
(a)(5)(C)	Class Action Complaint dated July 13, 2012 (Rubin v. FX Alliance Inc., et al.).*
(a)(5)(D)	Press Release, dated July 24, 2012, issued by FX (incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9/A filed by FX with the SEC on July 24, 2012).*
(a)(5)(E)
Class Action Complaint, dated July 19, 2012 (Dart Seasonal Products Retirement Plan, individually and on behalf all others similarly situated v. FX Alliance Inc. et al.) (incorporated by reference to Exhibit (a)(5)(E) to the Schedule 14D-9/A filed by FX with the SEC on July 24, 2012).*

(a)(5)(F)	Amended Class Action Complaint, dated July 24, 2012 (Dart Seasonal Products Retirement Plan, individually and on behalf all others similarly situated v. FX Alliance Inc. et al.).*
(a)(5)(G)	Amended Class Action Complaint, dated July 24, 2012 (Rubin v. FX Alliance Inc., et al.).*
(a)(5)(H)	Joint Press Release, dated July 31, 2012, issued by Thomson Reuters and FX.*
(a)(5)(I)	Stipulation of Voluntary Discontinuance Without Prejudice, dated July 26, 2012 (Michael Rubin, on Behalf of Himself and All Others Similarly Situated vs. FX Alliance Inc., et al.).*
(a)(5)(J)
Stipulation of Voluntary Discontinuance Without Prejudice, dated July 26, 2012 (Dart Seasonal Products Retirement Plan, on Behalf of Itself and All Others Similarly Situated vs. FX Alliance Inc., et al.).*

(a)(5)(K)	Class Action Complaint, dated July 27, 2012 (Michael Rubin, on Behalf of Himself and All Others Similarly Situated vs. FX Alliance Inc., et al.).*
(a)(5)(L)	Excerpt of Press Release announcing second-quarter 2012 earnings results, dated July 31, 2012, issued by Thomson Reuters.
(a)(5)(M)	Excerpt of presentation slides, dated July 31, 2012, regarding the second-quarter 2012 earnings release of Thomson Reuters.
(a)(5)(N)	Excerpt of presentation transcript of conference call held by Thomson Reuters on July 31, 2012, regarding the second-quarter 2012 earnings release of Thomson Reuters.
(b)(1)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of July 8, 2012, by and among Thomcorp, Offeror, Thomson Reuters (solely with respect to Section 9.13) and FX (incorporated by reference to Exhibit 2.1 to FX’s Current Report on Form 8-K, File No. 1-35423, filed with the SEC on July 11, 2012).*

(d)(2)	Tender and Support Agreement, dated as of July 8, 2012, by and among Thomcorp, Offeror, TCV VI, L.P. and TCV Member Fund, L.P.*
(d)(3)	Tender and Support Agreement, dated as of July 8, 2012, by and among Thomcorp, Offeror, and John W. Cooley.*
(d)(4)
Tender and Support Agreement, dated as of July 8, 2012, by and among Philip Z. Weisberg, in his individual capacity and in his capacity as the sole trustee of Philip Z. Weisberg 2012 Grantor Retained Annuity Trust.*

(d)(5)	Confidentiality Agreement, dated June 28, 2012, between FX and Thomson Reuters (Markets) LLC.*
(d)(6)	Letter re: Partial Waiver of Lock-Up Agreement, dated July 26, 2012, from Merrill Lynch and GS to Technology Crossover Ventures.*
(d)(7)	Letter re: Partial Waiver of Lock-Up Agreement, dated July 26, 2012, from Merrill Lynch and GS to John W. Cooley.*
(d)(8)
Letter re: Partial Waiver of Lock-Up Agreement, dated July 26, 2012, from Merrill Lynch and GS to Philip Z. Weisberg and Philip Z. Weisberg as trustee for the Philip Z. Weisberg 2012 Grantor Annuity Trust.*

(d)(9)	Letter re: Partial Waiver of Lock-Up Agreement, dated July 26, 2012, from Merrill Lynch and GS to certain stockholders of FX.*
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.